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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            SUNDERLAND CORPORATION
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                               (Name of Issuer)


                    Common Stock, Par Value $.0001 Per Share
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                         (Title of Class of Securities)


                                  867281107
        ---------------------------------------------------------------
                                (CUSIP Number)


                                Michael Shustek
                            Sunderland Corporation
                             2901 El Camino Ave.
                             Las Vegas, NV 89102
                                (702) 227-0965

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 27, 1999

        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

---------------------------------------------
  CUSIP NO. 867281107
---------------------------------------------


                                Page 1 OF 4
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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert W. Fine
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [_]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

     [See Item 3]

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                     7     SOLE VOTING POWER
     NUMBER OF
     SHARES                   400,000
     BENEFICIALLY    ----------------------------------------------------------
     OWNED BY EACH   8     SHARED VOTING POWER
     REPORTING
     PERSON WITH              0
                     ----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                              400,000
                     ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                              0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      400,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.5%
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14    TYPE OF REPORTING PERSON*

      IN
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                                Page 2 of 4
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ITEM 1.   SECURITY AND ISSUER

Title of Class - Common Stock
Name of Issuer - Sunderland Corporation (the "Company")
Principal Executive Offices - 2901 El Camino Avenue, Las Vegas, Nevada 89102


ITEM 2.   IDENTIFY AND BACKGROUND

(a)  Name - Robert W. Fine (the "Reporting Person")
(b)  Residence - 111 Ashley Avenue, Brielle, NJ 08730
(c)  Occupation - Consultant
(d)  Criminal proceedings - None
(e)  Civil proceedings - None
(f)  Citizenship - USA

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration for the securities acquired was pursuant to the Asset Acquisition Agreements between the Company and Del Mar Mortgage, Inc., a Nevada corporation ("Del Mar Mortgage") and the Company and Del Mar Holdings, Inc., a Nevada corporation ("Del Mar Holdings") whereby the Company acquired certain assets of Del Mar Mortgage, and of Del Mar Holdings, in exchange for shares of common stock of the Company, which shares in the Company were then distributed to each of Del Mar Mortgage's and Del Mar Holdings' respective shareholders, including the Reporting Person (collectively, the "Transactions"). The Transactions are more fully set forth in the exhibits that were attached to a Current Report on Form 8-K, filed by the Company on May 5, 1999.

ITEM 4.   PURPOSE OF TRANSACTION

     The primary purpose of the acquisition of the Common Stock of the Company is for investment. The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Person may, subject to any restrictions contained in the Securities Act of 1933 (the "Securities Act"), at any time and from time to time acquire additional shares of Common Stock or securities convertible, exchangeable or exercisable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time from time to time.

                              Page 3 of 4
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     As of the date hereof, the aggregate number of shares beneficially owned by the Reporting Person is 400,000 shares of Common Stock of the Company, representing approximately 6.5% of the shares of Common Stock of the Company reported to be issued and outstanding as of May 17, 1999 in the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 1999.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 8, 1999
                                   ------------------------------------
                                   (Date)

                                   /s/ ROBERT W. FINE
                                   ------------------------------------
                                   (Signature)

                                   Robert W. Fine
                                   ------------------------------------
                                   (Name/Title)


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